Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2018 and 2017

Expressed in US Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	March 31, 2018	December 31, 2017
		(notes 3 and 8)
ASSETS

Current assets:
Cash and cash equivalents	$44,620	$36,797
Short-term deposits	16,264	20,091
Trade and other receivables	10,440	14,780
Inventories (note 4(a))	4,886	5,294
Reimbursement rights	3,317	4,446
Other current assets	869	401
	80,396	81,809

Restricted cash	1,234	1,234
Inventories - non-current (note 4(b))	1,606	1,580
Reimbursement rights	7,717	6,588
Mineral properties, plant and equipment	14,033	14,966
Exploration and evaluation assets	15,633	15,633
Deferred tax assets	126	70
	$120,745	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities	$10,003	$11,313
Derivative liabilities (note 5)	–	85
Reclamation and remediation provision - current	3,317	4,446
	13,320	15,844

Reclamation and remediation provision	24,086	22,965
Deferred tax liabilities	1,729	1,930
	39,135	40,739

Shareholders’ equity:
Share capital	130,446	130,201
Reserves	19,283	18,962
Deficit	(68,119)	(68,022)
	81,610	81,141

	$120,745	$121,880

See accompanying notes to the condensed interim consolidated financial statements.

1

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2018 and 2017 (Unaudited)

	Three months ended March 31,
	2018	2017
		(notes 3 and 8)

Revenue (note 8)	$17,019	$12,371

Cost of sales
Production costs	11,794	6,926
Amortization and depletion	1,130	690
Share-based compensation	76	93
	13,000	7,709

Mine operating earnings	4,019	4,662

General and administrative expenses
Administrative expenses	1,383	1,394
Amortization and depletion	26	17
Share-based compensation	246	191
	1,655	1,602

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	2,696	1,123
Mine development costs	607	825
Share-based compensation	23	8
	3,326	1,956

Finance and other income (expense)
Interest income	468	213
Finance costs	(19)	(18)
Accretion	(278)	(20)
Foreign exchange gain	698	1,814
Other income	20	7
	889	1,996

Income (loss) before income taxes	(73)	3,100
Income tax expense	24	60
Net income (loss) for the period	$(97)	$3,040

Other comprehensive income (“OCI”), net of tax
Items that may be reclassified subsequently to net income (loss):
Foreign currency translation	40	29
Change in fair value of financial assets designated as fair value through OCI (net of tax)	(1)	(2)
	39	27

Total comprehensive income (loss) for the period	$(58)	$3,067

Earnings (loss) per share - basic and diluted	$(0.00)	$0.02

See accompanying notes to the condensed interim consolidated financial statements.

2

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the three months ended March 31, 2018 and 2017 (Unaudited)

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total share- holder's equity
Balance, January 1, 2017	166,938	$128,485	$15,086	$3,204	$(175)	$18,115	$(69,312)	$77,288
Share options exercised	831	1,103	(327)	–	–	(327)	–	776
Share-based compensation	–	–	292	–	–	292	–	292
Comprehensive income (loss)	–	–	–	29	(2)	27	3,040	3,067
Balance, March 31, 2017	167,769	$129,588	$15,051	$3,233	$(177)	$18,107	$(66,272)	$81,423

Balance, January 1, 2018	168,383	$130,201	$15,950	$3,193	$(181)	$18,962	$(68,022)	$81,141
Share options exercised	240	199	(57)	–	–	(57)	–	142
Restricted share units settled	31	46	(6)	–	–	(6)	–	40
Share-based compensation	–	–	345	–	–	345	–	345
Comprehensive income (loss)	–	–	–	40	(1)	39	(97)	(58)
Balance, March 31, 2018	168,654	$130,446	$16,232	$3,233	$(182)	$19,283	$(68,119)	$81,610

See accompanying notes to the condensed interim consolidated financial statements.

3

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2018 and 2017 (Unaudited)

	Three months ended
	March 31,
	2018	2017
Cash flows from operating activities:
Net income (loss) for the period	$(97)	$3,040
Items not involving cash:
Amortization and depletion	1,156	707
Unrealized foreign exchange gain	(372)	(1,771)
Income tax expense	24	60
Share-based compensation	345	292
Other non-cash items (note 11)	(315)	(152)
Interest received	381	129
Interest paid	(19)	(19)
Income taxes paid	(985)	(1,392)
	118	894
Changes in non-cash working capital:
Trade and other receivables	4,811	(329)
Inventories	320	(1,979)
Other current assets	(470)	(361)
Trade payables and accrued liabilities	(720)	(738)
Net cash provided by (used in) operating activities	4,059	(2,513)

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(298)	(1,826)
Proceeds from (investments in) short-term deposits	3,827	(8,062)
Net cash provided by (used in) investing activities	3,529	(9,888)

Cash flows from financing activities:
Proceeds from exercise of share options	142	776
Net cash provided by financing activities	142	776

Effect of foreign currency translation on cash and cash equivalents	93	59

Increase (decrease) in cash and cash equivalents	7,823	(11,566)
Cash and cash equivalents, beginning of period	36,797	41,642
Cash and cash equivalents, end of period	$44,620	$30,076

Supplemental cash flow information (note 11)

See accompanying notes to the condensed interim consolidated financial statements.

4

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited is a primary silver and precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico approximately 30 kilometres from the Guanajuato International Airport.

In 2017, Great Panther acquired the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The Company updated Coricancha’s Mineral Resource Estimate in December 2017.

The Company also owns several exploration properties: the El Horcón, Santa Rosa, and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2017 (“last annual financial statements”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the last annual financial statements, except for the new judgements and accounting standards newly adopted on January 1, 2018 as described in note 3 (a) and (b) below. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last annual financial statements.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 1, 2018.

(a)	Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, except for new judgements associated with (i) the determination of the point in time in which the Company transfers control of the metal concentrates to the customers for revenue recognition (note 3(a)), and (ii) the possible outcome of the modification of the Coricancha legacy tailings remediation plan (note 9(b)(ii)).

5

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

(b)	Accounting standards issued but not yet adopted
(i)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases will apply, with recognition as assets and liabilities required for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. This standard is required to be adopted either retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of this new standard on its financial statements. The Company’s initial assessment is that IFRS 16 will result in an increase in assets and liabilities as fewer lease payments will be expensed, which will also result in an increase in amortization and depletion expense and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the consolidated statements of cash flows. The Company has not yet determined whether such adjustments will be material.

3.	Accounting standards issued and adopted on January 1, 2018
(a)	IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

The Company adopted IFRS 15 on January 1, 2018, and applied this standard using the cumulative effect method. Under this method, the cumulative effect of applying IFRS 15 was recognized as of January 1, 2018 in opening retained earnings. The comparative information was not restated and continues to be reported under IAS 18. The Company determined that the cumulative effect of applying IFRS 15 as of January 1, 2018 was $nil, as the point in time for the initial recognition of revenue of the Company's then-effective contracts with customers remained the same upon adoption of IFRS 15. Therefore, the Company did not change the recognition of revenue for any incomplete contracts with customers outstanding as at January 1, 2018.

The Company enters into contracts with customers for the sale of metal concentrates, and these contracts are typically one year in duration.

The details of the significant changes and quantitative impact from the adoption of this standard are set out in note 8(a).

As a result of the adoption of IFRS 15, the Company has changed its accounting policy for revenue recognition as detailed below.

Upon adoption of IFRS 15, the Company recognizes revenue from contracts with customers for the sale of metal concentrates at the point in time when it transfers control of the concentrates over to the customers, which occurs upon delivery, typically at a third party warehouse designated by the customer. Revenue is measured based on the market metal prices expected at time of settlement and estimates of the mineral content (by way of weights and assays), which are both subject to adjustment until the final settlement date. At the end of each reporting period, the amounts receivable are marked to market using the most up-to-date market prices for the settlement. These variations between the sales price recorded at the initial recognition date and the actual final sales price recorded at the settlement date are caused by changes in the market prices. The settlement receivable is recorded at fair value each period until final settlement occurs, with changes in fair value recorded as a component of revenue.

6

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

An adjustment is also made when the final mineral content is known, which is recognized in revenue. Revenue is also recorded net of treatment and refining charges of the counterparties under the terms of the relevant sales agreements.

In the comparative period prior to the adoption of IFRS 15, the Company recognized revenue from sale of concentrates when it was probable that the economic benefits associated with the transition would flow to the Company, the risks and rewards of ownership were transferred to the customer, and the amount of revenue could be reliably measured.

The adoption of IFRS 15 did not have a material effect to the financial statements at the date of adoption.

(b)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements are also required. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Company adopted this standard effective January 1, 2018. IFRS 9 allows for an exemption from restating prior periods in respect of the standard’s classification and measurement requirements. The Company has chosen to apply this exemption upon initial adoption. However, it was determined that the adoption of IFRS 9 has no impact on the comparative period’s financial statements.

Upon the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments as detailed below:

(i)	Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit and loss (“FVTPL”), or fair value through other comprehensive income (loss) (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 has not had a significant effect on the Company's accounting policies related to financial liabilities and derivative financial instruments. A financial liability is classified as measured at: amortized cost or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principle and interest on the principal amount outstanding.
7

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The adoption of IFRS 9 has no quantitative impact on the Company’s financial instruments as at January 1, 2018. However, it has an impact on the classification of the Company’s financial instruments compared to the old standard IAS 39 as follows:

	Original classification	New classification
	IAS 39	IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term deposits	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVOCI
Trade accounts receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Restricted cash	Loans and receivables	Amortized cost

Financial Liabilities
Trade and other payables	Other liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL

(ii)	Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

8

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Impairment of financial instruments

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For financial assets measured at amortized cost, and debt investments at FVOCI, the Company applies the expected credit loss model. The adoption of the expected credit loss model did not result in a material adjustment on adoption.

4.	Inventories
(a)	Inventories - current

	March 31, 2018	December 31, 2017
Concentrate	$2,281	$2,179
Ore stockpiles	106	715
Materials and supplies	2,494	2,396
Silver bullion	5	4
	$4,886	$5,294

During the three months ended March 31, 2018, the amount of inventory recognized as cost of sales was $11,571 (three months ended March 31, 2017 - $5,421), which includes production costs and amortization and depletion directly attributable to the inventory production process.

(b)	Inventories - non-current

Non-current inventories arose from the acquisition of Coricancha and consist of materials and supplies of $1,606 as of March 31, 2018 (December 31, 2017 - $1,580).

9

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

5.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the MXN exchange rate, the Company may enter into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

As at March 31, 2018, there were no outstanding forward contracts for the purchase of MXN in exchange for USD (December 31, 2017 - MXN 110 million of forward contracts outstanding for which the fair value resulted in a liability of $85).

Subsequent to the reporting period, the Company entered into forward contracts to purchase 180 million MXN at various rates and maturity dates through June 26, 2018.

6.	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final proceeds to be received are adjusted at the end of quotational period. These are marked to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange (“LME”).
Derivative instruments	The Company's derivative assets and derivative liabilities are comprised primarily of forward exchange contracts. The fair value of the Company's forward exchange contracts is determined using forward exchange rates at each reporting date.

During the three months ended March 31, 2018 and 2017, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, restricted cash, trade and other payables and derivative instruments. The carrying values of cash and cash equivalents, short-term deposits, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.

10

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

The following table summarizes the Company’s financial instruments as at March 31, 2018:

	Amortized cost	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$44,620	n/a
Short-term deposits	16,264	n/a
Trade accounts receivable	4,500	Level 2
Other receivables	280	n/a
Restricted cash	1,234	n/a

Financial Liabilities
Trade and other payables	$7,311	n/a
Derivative instruments	–	Level 2

7.	Share capital
(a)	Share options
	Three months ended March 31, 2018			Three months ended March 31, 2017
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	8,237	C$	1.22	9,049	C$	1.18
Granted	476		1.57	–		–
Forfeited/Expired	(150)		1.72	(24)		1.40
Exercised	(241)		0.75	(831)		1.22
Outstanding, March 31	8,322	C$	1.25	8,194	C$	1.17
Exercisable, March 31	5,261	C$	1.10	3,088	C$	0.98

11

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

Range of exercise price	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.65	2,169	2.18	1,723	C$	0.65
C$0.71 to C$0.86	1,734	2.54	1,303		0.74
C$1.31	1,255	1.24	1,255		1.31
C$1.57	476	4.84	–		1.57
C$1.63	992	4.07	179		1.63
C$2.00	13	0.81	13		2.00
C$2.16 to C$2.19	1,683	3.39	788		2.18
	8,322	2.73	5,261	C$	1.10

During the three months ended March 31, 2018, the Company recorded share-based compensation expense relating to share options of $167 (three months ended March 31, 2017 - $292).

The weighted average fair value of options granted during the three months ended March 31, 2018 was $0.66 (three months ended March 31, 2017 - $nil). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2018	2017
Risk-free interest rate	1.96%	-
Expected life (years)	2.84	-
Annualized volatility	63%	-
Forfeiture rate	13%	-

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

(b)	Restricted share units ("RSUs") and deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at March 31, 2018 and 2017:

	Three months ended March 31, 2018			Three months ended March 31, 2017
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	476,600	C$	1.61	–	$–
Granted	222,700		1.57	–	–
Settled	(30,616)		1.65	–	–
Cancelled	(7,167)		1.65	–	–
Outstanding at March 31	661,517	C$	1.59	–	$–

12

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

The following table summarizes information about the DSUs outstanding at March 31, 2018 and 2017:

	Three months ended March 31, 2018			Three months ended March 31, 2017
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	89,200	C$	1.59	–	$–
Granted	50,200		1.57	–	–
Outstanding at March 31	139,400	C$	1.58	–	$–

During the three months ended March 31, 2018, the Company recorded share-based compensation expense relating to RSUs and DSUs of $178 (three months ended March 31, 2017 - $nil).

(c)	Earnings (loss) per share

	Three months ended March 31
	2018	2017
Income (loss) attributable to equity owners	$(97)	$3,040
Weighted average number of shares (000's)	168,486	167,626
Earnings (loss) per share ‒ basic	$(0.00)	$0.02

	Three months ended March 31
	2018	2017
Adjusted income (loss) attributable to equity owners	$(97)	$3,040

Weighted average number of shares (000's)	168,486	167,626
Incremental shares from options	–	3,994
Incremental shares from warrants	–	–
Incremental shares from RSUs and DSUs	–	–
Weighted average diluted number of shares (000's)	168,486	171,620

Earnings (loss) per share ‒ diluted	$(0.00)	$0.02

Anti-dilutive share purchase options and warrants have not been included in the diluted earnings per share calculation.

8.	Revenue

The Company recognizes revenue from the sale of metal concentrates when the customer obtains control of the concentrates, which occurs upon delivery at the customer's designated warehouse. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically five business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

13

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

(a)	Impacts on financial statements

There were no material adjustments or quantitative impact on the Company’s consolidated financial statements as at and for the three months ended March 31, 2018 as a result of the adoption of IFRS 15.

(b)	Disaggregation of revenue

In the following table, revenue is disaggregated by type of metal concentrate.

	Three months ended March 31
	2018	2017
Silver	$7,868	$6,300
Gold	7,534	5,579
Lead	946	13
Zinc	1,136	3
Smelting and refining charges	(595)	(558)
Revenue from contracts with customers	$16,889	$11,337
Changes in fair value from provisional pricing	130	1,034
Total revenue	$17,019	$12,371

The amount of revenue recognized in the three months ended March 31, 2018 from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods was $341. At March 31, 2018, the Company had $6,976 in revenue subject to provisional pricing.

9.	Commitments and contingencies
(a)	Commitments

As at March 31, 2018, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,554	$457	$557	$540	$–
Drilling services	1,022	1,022	–	–	–
Equipment purchases	227	227	–	–	–
Total commitments	$2,803	$1,706	$557	$540	$–

14

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

(b)	Contingencies
(i)	GMC

In a February 2016 meeting, the Mexican national water authority, CONAGUA, required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company subsequently submitted.

In December 2017, the Company filed an amendment to the environmental impact statement with the Mexican environmental permitting authority, SEMARNAT, reflecting the proposed normal TSF construction activities. This is under review by the regulator, and once approved, will satisfy a requirement by CONAGUA for the processing of its permits. The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, the Company cannot provide complete assurance that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavorable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Since the February 2016 meeting with CONAGUA, the Company has also determined, through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and whether it requires an additional water use permit. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but the Company cannot provide complete assurance that there is no risk in this regard.

(ii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and was operated by a number of previous companies before that date. It is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Nyrstar N.V. (“Nyrstar”), the previous owner of Coricancha, has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000. Accordingly, a reimbursement right in the amount of $2,139 has been recorded in respect of the following fines or sanctions, and claims:

•	$1,380 for fines and sanctions which may be levied by OSINERGMIN. In addition, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.
•	$177 for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a reimbursement right of $582 for certain civil lawsuits filed by individuals and former suppliers.

15

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

Great Panther Coricancha SA, the Company’s subsidiary that holds 100% interest in Coricancha, holds an annual water license with the Autoridad Nacional de Agua (“ANA”), the Peruvian public agency responsible for regulating and managing the nation's water resources, for the use of water. The annual license fee is fixed and calculated based on a required level of water volume usage. However, as Coricancha has been on care and maintenance, its water usage has been significantly lower than the required usage volume. The current legislation (Resolucion Jefatural No. 199-2017-ANA) only requires the annual license fee be calculated based on actual usage volume. However, the ANA is requesting payment based on the total volume of the license. The Company disagrees with ANA’s position and has filed claims regarding this. However, in the event that the ANA successfully counters the Company's legal claims, the Company will be liable for the current claim of the balance owing, which is estimated to be $800. At March 31, 2018, no amounts had been accrued in respect of this matter (December 31, 2017 - $nil).

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June of 2017, the Company has an agreement with the previous owner for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the approved plan. The Company believes this matter can be resolved favorably but cannot provide any assurance. If it is not resolved favorably, it may result in fines and impact the Company’s stated plans and objectives for Coricancha.

(iii)	Topia

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan; however, the Company cannot provide complete assurance that these reviews will not lead to a future suspension of operations. If the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

10.	Related party transactions
(a)	Compensation of key management personnel

Key management personnel includes the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and vice presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2,061 to certain officers and management in the event of a change in control of the Company.

16

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

Compensation to key management personnel consisted of the following:

	Three months ended March 31
	2018	2017
Salaries and benefits	$786	$494
Directors' fees	122	67
Share based compensation	286	195
	$1,194	$756

Directors fees during the three months ended March 31, 2018 included $39 for ad-hoc committee fees (three months ended Mar 31, 2017 - $nil).

11.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended March 31
	2018	2017
Accretion	$278	$20
Change in reclamation and remediation provision	(144)	22
Interest income	(468)	(213)
Interest expense	19	19
	$(315)	$(152)

(b)	Non-cash investing and financing activities
	Three months ended March 31
	2018	2017
Change in reclamation and remediation provision asset	$140	$367
Change in trade payables related to mineral properties, plant and equipment	–	55

12.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, plus one segment associated with Coricancha, one exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold in concentrate, and the Topia operations produce silver, gold, lead and zinc in concentrate, for refining off site. The exploration segment includes the Company’s exploration and evaluation assets at Santa Rosa, El Horcon, Plomo and Argosy.

17

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three months ended March 31, 2018 and 2017 (Unaudited)

	Operations
	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2018
Revenue from external customers	$12,119	$4,900	$–	$–	$–	$17,019
Income (loss) before income taxes	1,899	945	(1,114)	(955)	(848)	(73)
Net income (loss)	1,870	930	(1,114)	(955)	(828)	(97)
Additions to non-current assets	166	(9)	26	–	–	183

As at March 31, 2018
Total assets	$10,787	$13,096	$29,149	$2,499	$65,214	$120,745
Total liabilities	$5,454	$2,352	$27,120	$5	$4,204	$39,135

	Operations
	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2017
Revenue from external customers	$12,322	$49	$–	$–	$–	$12,371
Income (loss) before income taxes	4,140	(606)	–	(461)	27	3,100
Net income (loss)	4,204	(619)	–	(461)	(84)	3,040
Additions to non-current assets	511	1,370	–	–	–	1,881

As at March 31, 2017
Total assets	$15,947	$13,807	$–	$2,330	$59,790	$91,874
Total liabilities	$5,329	$2,143	$–	$40	$2,939	$10,451

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